EXHIBIT 20

                                                  NEWS RELEASE

                                                  NEWS RELEASE

Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870

                                                  NEWS RELEASE


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132


                  FORTUNE BRANDS EXPECTS 13-15%
     PRO FORMA E.P.S. GROWTH IN 1998, FOLLOWING STRONG 1997


Old Greenwich, CT, January 12, 1998 -- Fortune Brands, Inc. (NYSE-

FO), the international consumer products company, will announce this morning that it anticipates excellent pro forma earnings growth in 1998, following a strong increase in 1997.

     Speaking at a Goldman Sachs Consumer Products Conference at

Turnberry Isle, Florida, Fortune Brands Chairman and Chief

Executive Officer Thomas C. Hays will indicate that "momentum was strong in the fourth quarter across all our brand groups" and that 1997 pro forma earnings per share will be "in line with consensus estimates in the range of $1.48 (diluted), which would represent a 16% increase over 1996."

     Hays will note that the Company's long-term earnings goal is to achieve E.P.S. growth in the range of 13-15%, assuming a

satisfactory economic and pricing environment.  "That's also our goal for 1998, compared to pro forma 1997.  We expect to achieve that growth despite modest negative impact of currency, assuming no further erosion in exchange rates.

     "Overall," Hays will add, "we currently expect a modestly

adverse translation impact in 1998 -- around $10 million, pre-

tax, or about 3 cents a share.  That's less than 2% of consensus estimates for the year."

     Hays will state that Fortune Brands' strong growth outlook is supported by the Company's powerful consumer brands,

tremendous financial strength and a tight strategic focus on three "essentials" -- revenue growth, cost initiatives and asset management.

     Cost initiatives include substantial restructuring actions initiated during 1997.  "As the year progressed," Hays added, "we were able to identify even greater opportunities than we

initially projected, so we expect that the restructuring will result in a full-year pre-tax charge approximating $295 million,

and annualized savings will be in excess of $50 million.  We will begin realizing much of these savings in 1998, and all will be in place by 1999.  We expect to plow back much of these savings to support the future growth of our brands, but these aggressive steps add to our confidence that we can achieve our long-term 13-

15% E.P.S. growth goal."  About 30% of the $295 million charge will result in cash expenditures.  Overall, the cost initiatives are expected to produce continued margin expansion.

     Hays will state that the Company's long-term E.P.S. growth goal is premised on sales growth of 6-7%, driven by unit growth,

new products, international growth and very modest pricing

assumptions, but no assumed benefit from future acquisitions.

With the benefit of operating leverage and the 1997 restructuring initiatives, the Company's goal is to convert that 6-7% sales growth into high single-digit growth at the operating company contribution line.  Long-term brand group goals are 7%+ sales and high single-digit contribution growth for the home and office brands; double-digit sales and contribution growth for the golf brands; and, for the distilled spirits brands, modest sales

growth and mid-single-digit contribution growth, but

significantly faster growth in net income.

     Hays will also note that the debt-to-capital ratio was just

21% at the end of the third quarter, well below the Company's long-term target debt-to-capital ratio in the thirties.  The

Company has indicated that, from time to time, it may go outside this range based on opportunities.  The Company's long-term

target debt rating is the "A" category.

                             * * * *

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.  Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra and Foot-Joy.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Knob

Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange

Commission filings.

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